Exhibit 16.1

August 29, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for CVR Refining, LP and, under the date of March 14, 2013, we reported on the consolidated and combined financial statements of CVR Refining, LP as of and for the years ended December 31, 2012 and 2011. On August 23, 2013 we were dismissed.  We have read CVR Refining, LP’s statements included under Item 4.01 of its Form 8-K dated August 23, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with CVR Refining, LP’s statement that our dismissal as the independent registered public accounting firm was approved by the Audit Committee of the Board of Directors of CVR Refining GP, LLC, the general partner of CVR Refining, LP, and the three paragraphs included in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP